Biocept, Inc.

5810 Nancy Ridge Drive

San Diego, CA 92121

January 31, 2014

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Erin Wilson, Esq.

Re: Biocept, Inc.

Registration Statement on Form S-1 (File No. 333-191323)

Acceleration Request

Requested Date: February 4, 2014

Requested Time: 5:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Biocept, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-captioned Registration Statement on Form S-1 (as amended to date) so that it may become effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, unless you are notified by telephone or in writing to the contrary by the Company before such “Requested Date” and “Requested Time.” In the event we need to so notify you, the Company hereby authorizes that such notice can be given either by Hayden Trubitt, an attorney with the Company’s outside legal counsel Stradling Yocca Carlson & Rauth, P.C., or by me.

The Company hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or if we can be assistance, please contact me, or Hayden Trubitt (htrubitt@sycr.com; (858) 926-3006) or Michael Brown (mbrown@sycr.com; (858) 926-3007), who are both with our outside legal counsel Stradling Yocca Carlson & Rauth, P.C.

We respectfully request that you contact Mr. Trubitt via telephone as soon as the Registration Statement has been declared effective.

Sincerely,

BIOCEPT, INC.

By: /s/ William G. Kachioff

William G. Kachioff
Chief Financial Officer

cc:	Michael W. Nall, Chief Executive Officer, Biocept, Inc.
Hayden Trubitt, Esq.
Michael J. Brown, Esq.